Exhibit-99.13.A.4

Change of Independent Registered Public Accounting Firm

On October 14, 2021, the TEI Fund dismissed KPMG LLP (“KPMG”) as the TEI Fund’s independent registered public accounting firm, effective on such date. The decision to dismiss KPMG was approved by the TEI Fund’s Audit Committee and by the full Board. On October 21, 2021, the Board of Directors approved the appointment of RSM US LLP (“RSM”) as the TEI Fund’s independent registered public accounting firm. RSM was engaged by the TEI Fund on October 28, 2021.

KPMG’s report on the financial statements for the fiscal years ended December 31, 2020, and December 31, 2019, did not contain any adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the TEI Fund’s fiscal years ended December 31, 2020, and December 31, 2019, and the subsequent interim period through October 14, 2021, during which KPMG served as the TEI Fund’s independent registered public accounting firm, there were no: (1) disagreements (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement, or (2) reportable events (as described in Item 304(a)(1)(v) of Regulation S-K).

The TEI Fund provided KPMG with a copy of the disclosures proposed to be made in this N-CSR and requested that KPMG furnish the TEI Fund with a letter addressed to the Commission stating whether it agrees with the statements made by the TEI Fund’s in response to Item 304(a) of Regulation S-K, and, if not, stating the respects in which it does not agree. The KPMG letter is attached hereto to as Exhibit (a)(4) to the TEI Fund’s N-CSR.

During the fiscal years ended December 31, 2020, and December 31, 2019, and the subsequent interim period through October 14, 2021, neither the Adviser, the TEI Fund nor anyone on their behalf, consulted RSM regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the financial statements of the TEI Fund and no written report or oral advice was provided to the TEI Fund by RSM or (ii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or a reportable event (as described in Item 304(a)(1)(v) of Regulation S-K).

March 11, 2022

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for PMF TEI Fund, L.P. (the “TEI Fund”) and, under the date of February 26, 2021, we reported on the financial statements of the TEI Fund as of and for the years ended December 31, 2020 and 2019. On October 14, 2021, our appointment as independent public accountant was terminated.

We have read the statements made by the TEI Fund included under Item 13(a)(4) of Form N-CSR dated March 11, 2022, and we agree with such statements, except that we are not in a position to agree or disagree with (1) the Board of Director’s dismissal of KPMG and approval of the appointment of RSM US, LLP (RSM) as the TEI Fund's independent registered public accounting firm, (2) The TEI Fund’s engagement of RSM on October 28, 2021, and (3) the TEI Fund’s statements in the fifth paragraph of Exhibit 13(a)(4) of Form N-CSR.

Very truly yours,

/s/ KPMG LLP